UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

WAL-MART STORES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

931142-10-3
(CUSIP Number)

Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helen R. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,518,000**
	6.	SHARED VOTING POWER 871,273,976**
	7.	SOLE DISPOSITIVE POWER 1,518,000**
	8.	SHARED DISPOSITIVE POWER 871,273,976**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,791,976**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.97%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S. Robson Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 401,408**
	6.	SHARED VOTING POWER 871,294,228**
	7.	SOLE DISPOSITIVE POWER 372,050**
	8.	SHARED DISPOSITIVE POWER 871,294,228**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,695,636**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.92%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John T. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,798,016**
	6.	SHARED VOTING POWER 871,388,068**
	7.	SOLE DISPOSITIVE POWER 2,798,016**
	8.	SHARED DISPOSITIVE POWER 871,388,068**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,186,084**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.03%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jim C. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,564,068**
	6.	SHARED VOTING POWER 871,273,976**
	7.	SOLE DISPOSITIVE POWER 4,564,068**
	8.	SHARED DISPOSITIVE POWER 871,273,976**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,838,044**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.10%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alice L. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,140,000**
	6.	SHARED VOTING POWER 871,273,976**
	7.	SOLE DISPOSITIVE POWER 1,140,000**
	8.	SHARED DISPOSITIVE POWER 871,273,976**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,413,976**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.96%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Item 1.
(a) Name of Issuer.
Wal-Mart Stores, Inc.
(b) Address of Issuer’s Principal Executive Offices.
702 S.W. 8th Street Bentonville, Arkansas 72716
Item 2.
(a) Names of Persons Filing.
Helen R. Walton; S. Robson Walton; John T. Walton; Jim C. Walton; and Alice L. Walton
(b) Address of Principal Business Offices, or, If None, Residences.
The principal business office of each person named in Item 2(a) above is 125 West Central, #218, Bentonville, Arkansas 72712.
(c) Citizenship.
Each person filing this Schedule 13G is a citizen of the United States.
(d) Title of Class of Securities.
Common Stock.
(e) CUSIP Number.
931142-10-3
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a) Amount of Beneficially Owned.
See Schedule A hereto.
(b) Percent of Class.
See Schedule A hereto.

(c)  Number of shares as to which each person filing
this Schedule 13G has (i) sole power to vote or
to direct the vote; (ii) shared power to vote or
to direct the vote; (iii) sole power to dispose
or to direct the disposition of; or (iv) shared
power to dispose or to direct the disposition
of.

See Schedule A hereto.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.

If a group has filed this Schedule pursuant
to Rule 13d-1(c), attach an exhibit stating
the identity of each member of this group:

The identity of each member of the group is
disclosed on the cover pages attached
hereto.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                                                                                                  February 10, 1994
                                                                                                   Date

/s/ Helen R. Walton
Helen R. Walton

/s/ S. Robson Walton
S. Robson Walton

/s/ John T. Walton
John T. Walton

/s/ Jim C. Walton
Jim C. Walton

/s/ Alice L. Walton
Alice L. Walton

Schedule A

BENEFICIAL OWNERSHIP OF COMMON STOCK

            In the following table, each reference to the percentage of common stock beneficially owned by a reporting person is calculated using the 2,298,521,925 shares of common stock outstanding on October 31, 1993, as shown by the most recent report published by the issuer. The footnotes to the following table describe, among other things, the extent to which each reporting person disclaims beneficial ownership of the common stock set forth opposite such reporting person’s name in such table.

			Number of Shares of Common Stock as to Which Reporting Person has
Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage Outstanding Common Stock	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Helen R. Walton 1/	872,791,976	37.97%	1,518,000	871,273,976	1,518,000	871,273,976
S. Robson Walton 2/	871,695,636	37.92%	401,408	871,294,228	372,050	871,294,228
John T. Walton 3/	874,186,084	38.03%	2,798,016	871,388,068	2,798,016	871,388,068
Jim C. Walton 4/	875,838,044	38.10%	4,564,068	871,273,976	4,564,068	871,273,976
Alice L. Walton 5/	872,413,976	37.96%	1,140,000	871,273,976	1,140,000	871,273,976

        1/   The number and percentage of shares of common stock shown in the table as beneficially owned by Helen R. Walton represent (a) 1,496,880 shares held directly by Helen R. Walton, (b) 871,273,976 shares held by the Walton Family Voting Trust, as to which Helen R. Walton, as a cotrustee thereof, shares voting and dispositive power with S. Robson Walton, John T. Walton, Jim C. Walton and Alice L. Walton, the other cotrustees thereof, and (c) 21,120 shares held by Helen R. Walton as custodian for certain of her grandchildren under UGMA.

With respect to the Walton Family Voting Trust mentioned above, as a general matter, dispositive power over all of the shares held thereby is exercised by the trustees thereof. However, any disposition of shares must be approved by the beneficiaries thereof holding 70% or more of the interests therein. The reporting persons filing this Schedule 13G together hold more than 70% of such interests.
Helen R. Walton disclaims beneficial ownership of the shares listed in (c) above. She also disclaims beneficial ownership of the shares listed in (b) above, except to the extent of her actual ownership interest in the entity listed therein.
        2/   The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 238,456 shares held directly by S. Robson Walton, (b) 16,000 shares beneficially owned by his wife, Carolyn F. Walton, (c) 2,560 shares beneficially owned by his son, Benjamin Walton, (d) 488 shares held by S. Robson Walton as custodian for certain nieces and nephews of his, (e) 113,920 shares held by the James M. Walton 1987 Trust, of which S. Robson Walton is the sole trustee, (f) 1,692 shares held by the Jim C. Walton Irrevocable Children’s Trust, as to which S. Robson Walton, as a cotrustee thereof, shares voting and dispositive power with John T. Walton, the other cotrustee thereof, (g) 871,273,976 shares held by the Walton Family Voting Trust, as to which S. Robson Walton, as a cotrustee thereof, shares voting and dispositive power with Helen R. Walton, John T. Walton, Jim C. Walton and Alice L. Walton, the

other cotrustees thereof, (h) 19,186 shares representing shares covered by stock options exercisable by S. Robson Walton under the Wal-Mart Stock Option Plan of 1984, and (i) 29,358 shares held under the Wal-Mart Profit Sharing Plan for the benefit of S. Robson Walton.
With respect to the Walton Family Voting Trust mentioned above, as a general matter, dispositive power over all of the shares held thereby is exercised by the trustees thereof. However, any disposition of shares must be approved by the beneficiaries thereof holding 70% or more of the interests therein. The reporting persons filing this Schedule 13G together hold more than 70% of such interests.
S. Robson Walton, disclaims beneficial ownership of the shares listed in (b), (c), (d), (e) and (f) above. He also disclaims beneficial ownership of the shares listed in (g) above, except to the extent of his actual ownership interest in the entity listed therein.
          3/   The number and percentage of shares of common stock shown in the table as beneficially owned by John T. Walton represent (a) 2,798,016 shares held directly by John T. Walton, (b) 112,400 shares beneficially owned by his wife, Christy R. Walton, (c) 1,692 shares held by the Jim C. Walton Irrevocable Children’s Trust, as to which John T. Walton, as a cotrustee thereof, shares voting and dispositive power with S. Robson Walton, the other cotrustee thereof, and (d) 871,273,976 shares held by the Walton Family Voting Trust, as to which John

T. Walton, a cotrustee thereof, shares voting and dispositive power with Helen R. Walton, S. Robson Walton, Jim C. Walton and Alice L. Walton, the other cotrustees thereof.
With respect to the Walton Family Voting Trust mentioned above, as a general matter, dispositive power over all of the shares held thereby is exercised by the trustees thereof. However, any disposition of shares must be approved by the beneficiaries thereof holding 70% or more of the interests therein. The reporting persons filing this Schedule 13G together hold more than 70% of such interests.
John T. Walton disclaims beneficial ownership of the shares listed in (b) and (c) above. He also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of his actual ownership interest in the entity listed therein.
        4/    The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 3,316,992 shares held directly by Jim C. Walton, (b) 341,760 shares held by Jim C. Walton as guardian or custodian for certain children of his, (c) 871,273,976 shares held by the Walton Family Voting Trust, as to which Jim C. Walton, as a cotrustee thereof, shares voting and dispositive power with Helen R. Walton, S. Robson Walton, John T. Walton and Alice L. Walton, the other cotrustees thereof, and (d) 905,316 shares held by Walton Investment Partnership, as to which Jim C. Walton, as trustee of certain trusts that are general partners thereof and that, in the aggregate, hold a majority interest therein, holds sole voting and dispositive power.
With respect to the Walton Family Voting Trust mentioned above, as a general matter, dispositive power over all of the shares held thereby is exercised by the trustees thereof. However, any disposition of shares must be approved by the beneficiaries thereof holding 70% or more of the interests therein. The reporting persons filing this Schedule 13G together hold more than 70% of such interests.
Jim C. Walton disclaims beneficial ownership of the shares listed in (b) and (d) above. He also disclaims beneficial ownership of the shares listed in (c) above, except to the extent of his actual ownership interest in the entity listed therein.
        5/    The number and percentage of shares of common stock in the table as beneficially owned by Alice L. Walton represent (a) 1,140,000 shared held directly by Alice L. Walton, and (b) 871,273,976 shares held by the Walton Family Voting Trust, as to which Alice L. Walton, as a cotrustee thereof, shares voting and dispositive power with Helen R. Walton, S. Robson Walton, Jim C.Walton and John T. Walton, the other cotrustees thereof.

With respect to the Walton Family Voting Trust mentioned above, as a general matter, dispositive power over all of the shares held thereby is exercised by the trustees thereof. However, any disposition of shares must be approved by the beneficiaries thereof holding 70% or more of the interests therein. The reporting persons filing this Schedule 13G together hold more than 70% of such interests.

Alice L. Walton disclaims beneficial ownership of the shares listed in (b) above, except to the extent of her actual ownership interest in the entity listed therein.